ITEM 9.  MARKET PRICE OF AND DIVIDENDS ON THE
REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER
MATTERS


The Company was issued the trading symbol "RCCL" in which the stock was publicly traded "OTC, over-the-counter" with a market high of $17.00 and a market low of $1.00